PROSPECTUS



                      SUPERIOR ENERGY SERVICES, INC.



     This prospectus relates to 11,761,779 shares of our common stock that may be offered from time to time by the selling stockholders listed under the heading "Selling Stockholders."

     We have registered these shares to provide the selling stockholders with freely transferable securities, but this registration does not necessarily mean that the selling stockholders will offer or sell the shares. We will not receive any proceeds from the sale of the shares sold pursuant to this prospectus.

     Our common stock is traded on the Nasdaq National Market under the symbol "SESI." On May 25, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $10.3125 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES.





     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         THE DATE OF THIS SUPPLEMENTED PROSPECTUS IS MAY 26, 2000.



                    WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     We have filed a registration statement and related exhibits with the SEC to register the common stock offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC's public reference room, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to documents on file with the SEC. The information incorporated by reference is considered to be a part of this prospectus. Certain information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

     * Our annual report on Form 10-K for the fiscal year ended December 31, 1999 (filed March 30, 2000);

     * Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1999 (filed August 16, 1999);

     * Our current reports on Form 8-K filed March 22, 2000, April 4, 2000, April 20, 2000, May 3, 2000, May 5, 2000, May 8, 2000, May
          11, 2000, May 12, 2000 and May 15, 2000;

     *    Our definitive proxy statement dated June 18, 1999;

     * The description of our common stock set forth in our registration statement on Form 8-A/A filed October 29, 1997; and

     * All other documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 after September 3, 1999 and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

                      Superior Energy Services, Inc.
                             1105 Peters Road
                          Harvey, Louisiana 70058
                         Attn: Investor Relations
                              (504) 362-4321

YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.


                NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and in some of the documents that we incorporate by reference in this prospectus are forward-looking statements about our expectations of what may happen in the future. Statements that are not historical facts are forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements can sometimes be identified by our use of forward-looking words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan" and similar expressions.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in "Risk Factors" beginning on page 4.

     Management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.



                               RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. ANY OF THE FOLLOWING RISKS COULD SERIOUSLY HARM OUR BUSINESS OR ADVERSELY AFFECT OUR FINANCIAL RESULTS. AS A RESULT, THESE RISKS COULD CAUSE A DECLINE IN THE TRADING PRICE OF OUR COMMON STOCK AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS.

WE ARE IN A CYCLICAL INDUSTRY.

     Our business depends in large part on the level of oilfield activity in the Gulf of Mexico and along the Gulf Coast. The level of oil field activity is affected in turn by the willingness of oil and gas companies to make expenditures for the exploration, production and development of oil and natural gas. The purchases of the products and services we provide are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures. Therefore, the willingness of our customers to make expenditures is critical to our operations. The levels of such capital expenditures are influenced by:

     *    oil and gas prices and industry perceptions of future prices,

     * the cost of exploring for, producing and delivering oil and gas,

     *    the ability of oil and gas companies to generate capital,

     *    the sale and expiration dates of leases in the United States,

     *    the discovery rate of new oil and gas reserves, and

     *    local and international political and economic conditions.

     Although the production and development sectors of the oil and gas industry are less immediately affected by changing prices, and, as a result, less volatile than the exploration sector, producers generally react to declining oil and gas prices by reducing expenditures. This has, in the past, and may, in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

WE ARE VULNERABLE TO THE POTENTIAL DIFFICULTIES ASSOCIATED WITH RAPID
EXPANSION.

     We have grown rapidly over the last several years through internal growth and acquisitions of other companies. Our future success depends on our ability to manage the rapid growth that we have experienced, and this will demand increased responsibility from our management personnel. The following factors could present difficulties to us:

     *    the lack of sufficient executive-level personnel;

     *    the increased administrative burdens; and

     * the increased logistical problems common with large, expansive operations.

     If we do not manage these potential difficulties successfully, our operating results could be adversely affected. The historical financial information herein is not necessarily indicative of the results that would have been achieved had we been operated on a fully integrated basis or the results that may be realized in the future.

OUR INABILITY TO CONTROL THE INHERENT RISKS OF ACQUIRING BUSINESSES COULD ADVERSELY AFFECT OUR OPERATIONS.

     Acquisitions have been and may continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to successfully consolidate the operations and assets of any acquired business with our own business. Acquisitions may not perform as expected when the acquisition was made and may be dilutive to our overall operating results. In addition, our management may not be able to effectively manage our increased size or operate a new line of business.

WE ARE SUSCEPTIBLE TO ADVERSE WEATHER CONDITIONS IN THE GULF OF MEXICO.

     Our operations are directly affected by the seasonal differences in weather patterns in the Gulf of Mexico. These differences may result in increased operations in the spring, summer and fall periods and a decrease in the winter months. The seasonality of oil and gas industry activity as a whole in the Gulf Coast region also affects our operations and sales of equipment. Weather conditions generally result in higher drilling activity in the spring, summer and fall months with the lowest activity in winter months. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

WE DEPEND ON SIGNIFICANT CUSTOMERS.

     We derive a significant amount of our revenue from a small number of major and independent oil and gas companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

     We compete in highly competitive areas of the oil field services industry. The products and services of each of our principal industry segments are sold in highly competitive markets, and our revenues and earnings may be affected by the following factors:

     *       changes in competitive prices;

     *       fluctuations in the level of activity and major markets;

     *       an increased number of liftboats in the Gulf of Mexico;

     *       general economic conditions; and

     *       governmental regulation.

     We compete with the oil and gas industry's largest integrated oil field services providers. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, availability and technical proficiency.

     Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, additional liftboat capacity in the Gulf of Mexico would increase competition for that service. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and financial condition. Finally, competition among oil field service and equipment providers is also affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is good, you cannot be sure that we will be able to maintain our competitive position.

THE DANGERS INHERENT IN OUR OPERATIONS AND THE POTENTIAL LIMITS ON INSURANCE COVERAGE COULD EXPOSE US TO POTENTIALLY SIGNIFICANT LIABILITY COSTS.

     Our operations involve the use of liftboats, heavy equipment and exposure to inherent risks, including equipment failure, blowouts, explosions and fire. In addition, our liftboats are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events could result in our liability for personal injury and property damage, pollution or other environmental hazards, loss of production or loss of equipment. In addition, certain of our employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make the liability limits established by state workers' compensation laws inapplicable to these employees and instead permit them or their representatives to pursue actions against us for damages for job-related injuries. In such actions, there is generally no limitation on our potential liability.

     Any litigation arising from a catastrophic occurrence involving our services or equipment could result in large claims for damages. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from oil and gas companies or insurance. This could have a material adverse effect on us. We maintain what we believe is prudent insurance protection. You cannot be sure that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims that may arise.

THE NATURE OF OUR INDUSTRY SUBJECTS US TO COMPLIANCE WITH REGULATORY AND ENVIRONMENTAL LAWS.

     Our business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We are also unable to predict the effect that any such events may have on us, our business, or our financial condition.

     Federal and state laws that require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned significantly affect the demand for our plug and abandonment services. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for our services and products. In addition, demand for our services is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

     We also have potential environmental liabilities with respect to our offshore and onshore operations, including our environmental cleaning services. Certain environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances. These environmental statutes may impose liability without regard to negligence or fault. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are unable to predict whether environmental laws will in the future materially adversely affect our operations and financial condition.


                                THE COMPANY

     We are the leading provider of post wellhead intervention, evaluation, maintenance and abandonment services in the Gulf of Mexico. Over the past few years, we have significantly expanded our geographic scope of operations throughout the Gulf Coast region and the range of production related services and equipment we provide through both internal growth and strategic acquisitions.

     The broad range of specialized oilfield services and equipment we provide to oil and gas companies in the Gulf of Mexico and throughout the Gulf Coast region include:

     *    plugging and abandonment services,
     *    the rental of specialized oilfield equipment,
     *    mechanical wireline services,
     *    the rental of liftboats,
     *    coiled tubing services,
     *    well pumping and stimulation services,
     *    data acquisition services,
     *    gas lift services,
     *    electric wireline services,
     *    environmental cleaning services,
     *    field management services, and
     * the manufacture and sale of drilling instrumentation and oil spill containment equipment.

     Over the past few years, we have significantly expanded our geographic scope of operations and the range of production related services we provide through both internal growth and strategic acquisitions. In July 1999, we completed the acquisition by merger of Cardinal Holding Corp., and in November 1999, we completed the acquisition of Production Management Companies, Inc., thereby making these companies two of our wholly-owned subsidiaries. These acquisitions firmly established us as a market leader in providing most offshore production related services using liftboats as work platforms and allowed us to expand our scope of operations to include offshore platform and property management services.

     Superior  is  a  Delaware corporation, and the mailing address of  our
executive  offices is 1105  Peters  Road,  Harvey,  Louisiana  70058.   Our
telephone number is (504) 362-4321.

                              USE OF PROCEEDS

     We will not receive any proceeds from the sales of shares by the selling stockholders.

                           SELLING STOCKHOLDERS

     As a condition of the agreement and plan of merger executed in connection with the Cardinal acquisition, we entered into a registration rights agreement with virtually all of Cardinal's former stockholders, in which we agreed to register for resale the shares of common stock received by them in the merger and shares that were transferred to their permitted transferees, subject to certain volume limitations.

     The terms of the registration rights agreement required us to file a registration statement with regard to the shares of common stock received by the selling stockholders in the merger, and to keep the registration statement effective until July 15, 2001. In addition, under the terms of the registration rights agreement, no selling stockholder may sell pursuant to the registration statement a greater number of shares of common stock than could be sold without registration under Rule 144(e) of the Securities Act of 1933. Under Rule 144(e), a selling stockholder may not sell, in any three-month period, a number of shares that exceeds the greater of:

     *    one percent of our outstanding common stock;

     * the average weekly reported volume of trading in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of the Rule 144 notice, if required, or, if not required, the date of receipt of the order to execute the transaction by the broker or the date of the execution of the transaction directly with a market maker.

     The table below sets forth certain  information  as  of  May  18, 2000 regarding the remaining number of shares offered by each selling stockholder under this prospectus. The selling stockholders may from time to time offer the shares of common stock offered by this prospectus. We do not know when or in what amounts the selling stockholders may offer shares for resale and we cannot assure you that the selling stockholders will sell any or all of the shares offered by this prospectus. Accordingly, we cannot give you an estimate of the number of shares or the percentage of our outstanding shares of common stock that will be held by each selling stockholder after completion of this offering. Currently, all the selling stockholders own less than one percent of our outstanding common stock except for Kotts Capital Holdings, L.P., which owns approximately 11.4%, CFE, Inc., which owns approximately 3.5%, and the three DLJ entities listed below, which collectively beneficially own approximately 2.3%.


                                 NUMBER OF        NUMBER OF
                                  SHARES           SHARES
                              OWNED PRIOR TO   COVERED BY THIS
SELLING STOCKHOLDERS             OFFERING        PROSPECTUS
--------------------             --------        ----------
Kotts Capital Holdings, L.P.     7,756,095        7,686,095
CFE, Inc.(1)                     2,341,826        2,341,826
DLJ Investment Partners, L.P.    1,275,010(2)     1,275,010(2)
DLJ Investment Funding, Inc.       181,605(2)       181,605(2)
DLJ ESC II, L.P.                   121,246(2)       121,246(2)
Hibernia Corporation                27,264           27,264
Hibernia Capital Corporation        48,881           48,881
William Coe(3)                      30,000           30,000
Stephen A. Weiss(3)                 20,000           20,000
Shahe Sinanian(3)                   10,000           10,000
Anthony Alaimo(4)                   17,012           11,834
Bobby Lott(5)                       11,971            3,768
                                -----------      -----------
     Total                      11,840,910       11,757,529(6)

_______________

(1) Permitted transferee of General Electric Credit Corporation. On February 26, 1998, Cardinal and its subsidiary entered into a credit agreement with, among others, General Electric Capital Corporation as administrative agent and lender. The debt underlying this credit agreement was refinanced when Superior, as guarantor, entered into a credit agreement dated as of July 15, 1999 with General Electric Capital Corporation as administrative agent and lender and all of Superior's subsidiaries as borrowers.

(2) DLJ Investment Partners, L.P.,  DLJ  Investment Funding, Inc. and DLJ
ESC   II,   L.P.  are  affiliated  entities.   Although   each   indirectly
beneficially owns the shares held by the other two entities, the table only lists those shares held directly by each.

(3) Permitted transferees of Kotts Capital Holdings, L.P.

(4) The selling stockholder is a former employee of Cardinal Services, Inc.

(5) The selling stockholder is employed in a management position by Cardinal Services, Inc.

(6) An additional 4,250 shares are also covered by this prospectus for sale by Pat Richard, an employee of Cardinal Services, Inc., who is not a party to the registration rights agreement.

                              _______________

     Under the terms of the registration rights agreement, we have agreed to indemnify the selling stockholders against liabilities that may arise as a result of untrue statements or omissions of material facts in this prospectus. However, we will not indemnify a selling stockholder if these untrue statements were based on information that the selling stockholder provided to us in writing for use in this prospectus. Nor will we indemnify a selling stockholder if the selling stockholder's failure to provide a copy of the most current prospectus to the purchaser gives rise to the liabilities. Each selling stockholder has agreed to indemnify us against liabilities that arise as a result of untrue statements or omissions of material facts in this prospectus if those statements relate to the selling stockholder or its plan of distribution and are based on information provided to us by the selling stockholder for use in this prospectus.


                           PLAN OF DISTRIBUTION

     All the selling stockholders, including Mr. Richard, may sell their shares directly or through broker-dealers acting as principal or agent. The selling stockholders may sell their shares in one or more transactions, at prices then prevailing or related to the then current market price or at negotiated prices. The selling stockholders will determine the offering price of the shares from time to time and the offering price may be higher or lower than the market price of the shares on the Nasdaq National Market.

     The methods by which the selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares may include, but are not limited to, the following:

     *    Privately negotiated transactions;

     * Sales on the Nasdaq National Market or other exchanges on which the common stock is listed at the time of sale at prices and at terms then prevailing or at prices related to the then current market price;

     * Cross or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     * A broker or dealer may purchase as principal and resell the shares for its own account under this prospectus; or

     * Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To the extent required in connection with a particular offering, we will set forth in a prospectus supplement or, if appropriate, in a post-effective amendment, the terms of the offering, including among other things, the number of shares of common stock to be sold, the public offering price, the names of any dealers or agents and any applicable commissions or discounts.

     The selling stockholders and any dealers or agents participating in the distribution of the offered shares may be deemed "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the offered shares by the selling stockholders and any commissions received by any broker-dealers may be deemed to be underwriting commissions under the Securities Act of 1933.

     The selling stockholders will pay all fees, discounts and brokerage commissions. We will pay all expenses of preparing and reproducing this prospectus, including expenses of compliance with state securities laws and filing fees with the SEC. We will not receive any proceeds of the sale of any shares of our common stock offered under this prospectus.

                               LEGAL MATTERS

     The validity of the shares of our common stock being offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carre`re & Dene`gre, L.L.P., New Orleans, Louisiana.

                                  EXPERTS

     The consolidated financial statements and schedule of Superior Energy Services, Inc. and subsidiaries as of and for the year ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Superior Energy Services, Inc. and subsidiaries (formerly Cardinal Holding Corp.) as of December 31, 1998, and for each of the two years in the period ended December 31, 1998 appearing in Superior's annual report on Form 10-K for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Future audited financial statements of the Company and the reports thereon of the Company's independent public accounts will also be incorporated by reference in this prospectus in reliance upon the authority of those accountants as experts in giving those reports to the extent set firm has audited those financial statements and consented to the use of their reports thereon.